BY EDGAR

July 25, 2014

Mr. W. John Cash

Branch Chief

Division of Corporate Finance

U. S. Securities and Exchange Commission

Washington, D.C. 20549-4631

United States of America

Re:	Mechel OAO (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (the “Form 20-F”)
Filed May 15, 2014
File No. 1-32328
Request for extension for filing response to letter dated July 21, 2014

Dear Mr. Cash:

We received the Staff’s comment letter dated July 21, 2014 commenting on the Annual Report on Form 20-F of Mechel OAO for the fiscal year ended December 31, 2013 (the “Comment Letter”) and requesting a response within 10 business days.

We would like to provide a comprehensive and detailed response to the Comment Letter, and need more time to compile the necessary information within the Mechel Group and prepare our response in a professional and accurate manner. We expect to also involve our auditors in finalizing the response letter. Respectively, you are hereby kindly requested to grant us permission to extend the deadline for filing a response to the Comment Letter until August 21, 2014.

Should you have any questions or concerns, please do feel free to contact me directly.

Sincerely,

/s/ Andrey A. Slivchenko

Andrey A. Slivchenko
Chief Financial Officer

Copies to: Kevin Stertzel

                  Anne McConnell

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com